Deutsche Bank Securities Inc.

60 Wall Street, New York

New York 10005

U.S.

US Tiger Securities, Inc

437 Madison Ave 27th Floor, New York

NY 10022

United States

AMTD Global Markets Limited

23/F-25/F, Nexxus Building

41 Connaught Road Central

Hong Kong

As representatives of the prospective underwriters

VIA EDGAR

January 7, 2021

Office of Trade & Services

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

U.S.A.

Attention:	Ms. Katherine Bagley Ms. Lilyanna Peyser

Re:	Kuke Music Holding Limited (CIK No. 0001809158) (the “Company”) Registration Statement on Form F-1 (File No.: 333-251461), as amended Registration Statement on Form 8-A (File No.: 001-39859)

Dear Ladies and Gentlemen:

We hereby join the Company’s request for acceleration of the above-referenced Registration Statements, requesting effectiveness at 4:30 p.m., Eastern Time, on January 11, 2021, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations promulgated under the Securities Act of 1933, as amended, we wish to advise you that between January 6, 2021 and the date hereof, approximately 350 copies of the Company’s Preliminary Prospectus dated January 6, 2021 were distributed to prospective underwriters, institutional investors, dealers and others.

We have been advised by the prospective underwriters that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature page follows]

Very truly yours,

Deutsche Bank Securities Inc.
US Tiger Securities, Inc
AMTD Global Markets Limited

As representatives of the prospective underwriters

Very truly yours,

Deutsche Bank Securities Inc.

By:	/s/ Justin Smolkin
Name:	Justin Smolkin
Title:	Managing Director

By:	/s/ Manoj Mahtani
Name:	Manoj Mahtani
Title:	Director

[Signature Page to Acceleration Request]

Very truly yours,

US Tiger Securities, Inc

By:	/s/ Dajiang Guo
Name:	Dajiang Guo
Title:	Managing Director

[Signature Page to Acceleration Request]

Very truly yours,

AMTD Global Markets Limited

By:	/s/ Ming Lin Cheung
Name:	Ming Lin Cheung
Title:	Head of Advisory and ECM Managing Director

[Signature Page to Acceleration Request]